Exhibit 99.1
Results of Annual General Shareholders’ Meeting for the Fiscal Year of 2011

On March 29, 2012, Shinhan Financial Group held the annual general shareholders’ meeting(“AGM”) for the fiscal year of 2011, and all five agenda listed below were approved as originally proposed.

Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained

Earnings for the fiscal year of 2011 (January 1, 2011 ~ December 31, 2011)

2) Approval of Revision to Articles of Incorporation

2-1) Revisions Related to Amendments to the Commercial Act and Other Legislations

2-2) Revisions to Incorporate the Establishment of the Corporate Governance and

CEO Recommendation Committee

3) Appointment of Directors

3-1) Non-executive Director Candidate: Mr. Jin Won Suh

3-2) Outside Director Candidate: Mr. Ke Sop Yun

3-3) Outside Director Candidate: Mr. Sang Kyung Lee

3-4) Outside Director Candidate: Mr. Jung Il Lee

3-5) Outside Director Candidate: Mr. Haruki Hirakawa

3-6) Outside Director Candidate: Mr. Phillppe Aguignier

4) Appointment of Audit Committee Members

4-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

4-2) Audit Committee Member Candidate: Mr. Seok Won Kim

4-3) Audit Committee Member Candidate: Mr. Ke Sop Yun

4-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

5) Apporoval of Director Remuneration Limit

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2011 as follows:

- Total Dividend Amount: KRW 629,507,710,945

1) Dividend Amount for Common Stocks: KRW 355,649,690,250

2) Dividend Amount for Preferred Stocks: KRW 273,858,020,695

For details of the originally proposed agenda, please refer to our Convocation Notice of the 11th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 23, 2012.